May 19, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Tia Jenkins
          Senior Assistant Chief Accountant
Re: Nordstrom, Inc.
Form 10-K
Filed March 23, 2009
File No. 001-15059
Dear Ms. Jenkins:
Thank you for your letter dated April 30, 2009, relating to the Nordstrom, Inc. Form 10-K for the year ended January 31, 2009.
We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our filings.
For your convenience, each of the numbered comments in your April 30, 2009 letter has been restated in bold followed by our corresponding responses.
Form 10-K for Fiscal Year Ended January 31, 2009
Note 1: Nature of Operations and Summary of Significant Accounting Policies, page 38
1.	We note your disclosure of error correction in the statement of cash flows for fiscal year 2007. Tell us when you determined the error in your cash flow statement, your assessment of the materiality of the error and consideration of filing an amended 10-K. We note that you have not labeled your cash flow statement for fiscal year 2007 as restated. Also, discuss your auditors’ consideration of adding an explanatory paragraph regarding error correction per AU 420.

Response:

Background
Through our wholly owned federal savings bank, Nordstrom fsb, we offer a Nordstrom VISA credit card (“VISA Program”) and a Nordstrom private label card (the “Private Label Program”) to our customers. The VISA Program allows our customers the option of using the card for purchases of Nordstrom merchandise and services, as well as for purchases outside of Nordstrom.

The Private Label Program receivables are securitized and held in a master trust (the “Private Label Trust”), which issues third-party debt that is secured by the Private Label Program receivables. We account for the Private Label Program as a secured borrowing (on-balance sheet securitization) and record the receivables and the third-party debt on our balance sheet in accordance with FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125 (“Statement 140”). As the receivables for the Private Label program are maintained on our books and are generated from customer purchases made at our stores, we have classified the cash flows associated with the receivables as operating activities on the statement of cash flows based on paragraphs 21-23 of FASB Statement No. 95, Statement of Cash Flows (“Statement 95”).

Prior to May 1, 2007, the VISA Program receivables were securitized and held in a separate unrelated master trust (the “VISA Trust”). The VISA Trust issued third-party debt, which was secured by the VISA Program receivables. We concluded the criteria in paragraph 9 of Statement No.140 were met and therefore, based on that guidance the VISA Program receivables were considered sold. This conclusion resulted in off-balance sheet treatment of the VISA Program receivables. As these receivables were considered to be sold, we concluded, based on paragraph 9 of FASB Statement No. 102, Statement of Cash Flows – Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale an amendment of FASB Statement No. 95 (“Statement 102”), that the cash inflows and outflows associated with the sale of VISA Program receivables to the VISA Trust should be classified as operating activities on the statement of cash flows.

On May 1, 2007, the governing documents of the VISA Trust were amended, resulting in the VISA receivables no longer qualifying for sale accounting. In conjunction with the amendment we exchanged cash and our retained interest to reacquire all of the VISA Program receivables from the VISA Trust, which in turn used the proceeds to satisfy the claims of the third-party creditors. Upon reacquiring the VISA Program receivables, we utilized our private label trust to complete an on-balance sheet securitization. As a result, similar to the Private Label Program receivables, the VISA Program receivables became on balance sheet on May 1, 2007 in accordance with Statement 140. See additional disclosure related to our securitization of accounts receivable in Note 1 to the Consolidated Financial Statements included in our Form 10-K for the year ended January 31, 2009.

Discovery of Error
We first discovered the error on or about May 13, 2008, subsequent to the filing of our Annual Report on Form 10-K for the year ended February 2, 2008 (fiscal 2007). We determined that beginning in the second quarter of 2007 (May 6, 2007), cash flows arising from VISA Program originations and repayments for sales outside of Nordstrom should have been reported as an investing activity rather than an operating activity within our consolidated statements of cash flows.

During the period from May 13, 2008 to June 5, 2008, we discussed the matter with our Audit Committee, as well as our independent registered public accounting firm. During that period, we assessed the materiality of the error to our 2007 consolidated financial statements, and considered both the quantitative and qualitative aspects of the error in accordance with SAB Topic 1M. (See “SAB Topic 1M Assessment” below.)

Based on our assessment under SAB Topic 1M, we did not believe that the judgment of a reasonable investor relying upon our previously reported consolidated financial statements would have been changed or influenced by the correction of this item through the filing of an amended Form 10-K for 2007. Therefore, we reported in our Quarterly Report on Form 10-Q for the period ended May 3, 2008 (Item 5. Other Information) that the consolidated statements of cash flows for the six months ended August 4, 2007, the nine months ended November 3, 2007 and the fiscal year ended February 2, 2008 would be corrected from amounts previously reported, when presented on a comparative basis in our 2008 filings, as follows:

	Six months ended		Nine months ended		Fiscal Year ended
	August 4, 2007		November 3, 2007		February 2, 2008
	As		As		As
	previously	As	previously	As	previously	As
(Amounts in Millions)	reported	corrected	reported	corrected	reported	corrected
Operating Activities:
Change in accounts receivable	$(1,178)	$(1,073)	$(1,143)	$(1,041)	$(1,234)	$(1,083)
Net cash provided by (used in) operating activities	(353)	(248)	(255)	(153)	161	312

Investing Activities:
Change in accounts receivable originated at third parties	—	(105)	—	(102)	—	(151)
Net cash used in investing activities	(206)	(311)	(127)	(229)	(270)	(421)
Note that the net VISA cash flow activity from May 1, 2007, the date we brought the VISA receivables on-balance sheet, through May 5, 2007, the end of our first quarter 2007, amounted to approximately $284,000, which we did not consider material to our first quarter 2007 statement of cash flows. Upon the filing of our Quarterly Reports on Form 10-Q for the periods ended August 2, 2008 and November 1, 2008, we provided disclosure in the footnotes to the financial statements that the 2007 comparative periods had been corrected. We did not label our 2007 cash flows as restated as full disclosure of the correction was made, the error was not material, and the error did not impact total cash flows, but only certain line items within the operating and investing cash flows section.

SAB Topic 1M Assessment
The error did not impact our reported net earnings or earnings per share for fiscal 2007 or any quarterly period within 2007. Further, the error did not impact total cash flows for those periods. The error impacted only certain line items within the operating and investing cash flows section of the consolidated cash flow statement. In percentage terms, the impact of correcting the error was to increase the reported amounts of cash flows from operations and increase cash used in investing activities, as follows:

	Six months	Nine months	Fiscal Year
	ended	ended	ended
	August 4,	November 3,	February 2,
(Amounts in Millions)	2007	2007	2008

Net cash (used in) provided by operating activities — As Previously Reported	(353)	(255)	161
Adjustment Amount	105	102	151

Net cash (used in) provided by operating activities — As Corrected	(248)	(153)	312

Percentage error	42%	67%	48%

Net cash used in investing activities — As Previously Reported	(206)	(127)	(270)
Adjustment Amount	(105)	(102)	(151)

Net cash used in investing activities — As Corrected	(311)	(229)	(421)

Percentage error	34%	45%	36%
Although the error as a percentage of the individual lines is significant, when considering both quantitative and qualitative factors, we believe that the error is not material. SAB Topic 1M states:

“But quantifying, in percentage terms, the magnitude of the misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

SAB Topic 1M Assessment (continued)
As discussed in SAB Topic 1M, we also assessed the qualitative characteristics of the error. We reviewed all of the qualitative factors and have summarized the key items as follows:
•	Whether the misstatement masks a change in earnings or other trends, or changes a loss into income or vice versa. The error did not impact total cash flows, but instead affected only certain line items within the operating and investing cash flows section of the consolidated cash flow statement. The error also did not impact net earnings, or trends in credit card receivable balances or cash flows from operating activities. The impact of the error on trends in accounts receivable balances and cash flows from operating activities is depicted in the following graphs:

SAB Topic 1M Assessment (continued)
In addition, in our 2007 Annual Report on Form 10-K, the amount of operating cash flows and balances attributable to our credit card receivables is documented and discussed in a number of areas, including (1) our “Scorecard” on the inside front cover which includes cash flows from operations, and a reconciliation of our reported amount to cash flows from operations excluding the effects of the securitization transaction, (2) throughout the MD&A section we refer to the securitization transaction, discuss our operating cash flows and the impact of the securitization transaction in the liquidity and capital resources section of MD&A, and (3) in Note 3 to the Consolidated Financial Statements, we report credit card balances by type of origination.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. Our analysts develop expectations of sales and profitability for the business. They do not develop expectations on the individual lines within the cash flow statement.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The error did not impact segment profitability.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements, loan covenants or other contractual requirements, or management’s compensation. The error had no impact on any of these items.
Additional Considerations
As discussed in the Securities and Exchange Commission’s Progress Report of the SEC Advisory Committee on Improvements to Financial Reporting dated February 28, 2008 (“The Advisory Committee report”), “the determination of how to correct a material error should be based on the needs of current investors. For example, a material error that has no relevance to a current investor’s assessment of the annual financial statements would not require restatement of the annual financial statements in which the error occurred, but would need to be disclosed in an appropriate document”. The Advisory Committee report further states that “there may be no need for the filing of amendments to previously filed annual or interim reports to reflect restatement financial statements, if the next annual or interim period report is being filed in the near future and that report will contain all of the relevant information.”

The Advisory Committee report reinforced the following concepts already present in current guidance:
•	Those who evaluate the materiality of an error should make the decision based upon the perspective of a reasonable investor.

•	Materiality should be judged based on how an error affects the total mix of information available to a reasonable investor.

•	Just as qualitative factors may lead to a conclusion that a quantitatively small error is material, qualitative factors also may lead to a conclusion that a quantitatively larger error is not material. The evaluation of errors should be on a ‘sliding scale’.

Additional Considerations (continued)
We also considered John W. White’s remarks in his speech made at the 35th Annual Securities Regulation Institute on January 23, 2008, including the need to stress the distinction between materiality and the need to restate.

Conclusion on Topic 1M Assessment
We did not believe that, in light of the consideration of the quantitative and qualitative factors noted above, the magnitude of this item was such that it was probable that the judgment of a reasonable person relying upon the 2007 consolidated financial statements would have been changed or influenced by the inclusion or correction of this item. Given the considerations discussed above, we did not believe it would be beneficial to our investors or necessary to amend our previously filed 2007 10-K. Therefore, we determined that we would correct for the item, albeit immaterial to the 2007 consolidated financial statements, in our 2008 filings. We also note that the error was discovered in May 2008, and the time elapsed from discovery of the error to the filing on June 10, 2008 of our Form 10-Q for the quarter ended May 3, 2008 was not significant.

We believe that our independent auditors considered auditing standard AU 420. Our understanding is that AU 420 addresses the need for an explanatory paragraph in the auditors’ report when accounting changes or error corrections have a material effect on the financial statements. As noted above, we considered the error correction to be an immaterial restatement.
2.	Please expand your disclosure of why the cash flows arising from VISA originations and repayments from sales outside of Nordstrom are more properly defined as an investing activity rather than an operating activity. Please add disclosure on how you classify and measure these receivables and whether they are considered held for sale per paragraph 8 of SOP 01-06.

Response:
In future filings, we will improve our disclosures to address the Staff’s comments and provide additional information that is meaningful to investors. We consider both the private label and Nordstrom VISA receivables to be trade receivables not held for sale. Paragraph 8 of SOP 01-06 indicates that trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff should be reported in the balance sheet at outstanding principal adjusted for any write-offs and the allowance for doubtful accounts. We believe both our private label and Nordstrom VISA receivables meet this definition of trade receivables. We intend to add the following disclosure in future filings as follows:

Our Nordstrom private label cards can be used only in Nordstrom stores, while the Nordstrom VISA cards allows our customers the option of using the card for purchases of Nordstrom merchandise and services, as well as for purchases outside of Nordstrom. We record the Nordstrom private label and VISA credit cards receivables as trade receivables on our consolidated balance sheets at historical cost, net of an allowance for doubtful accounts.

Response (continued)
Cash flows from the use of both our private label cards and our Nordstrom VISA cards for sales originating at our Nordstrom stores are treated as an operating activity in our consolidated statements of cash flows as they relate to sales at Nordstrom. Cash flows arising from the use of Nordstrom VISA cards outside of Nordstrom stores are treated as an investing activity within our consolidated statements of cash flows, as they represent loans made to our customers for purchases at third parties.
Nordstrom, Inc. hereby acknowledges that:
•	Nordstrom, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nordstrom, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.
Sincerely,
Nordstrom, Inc.
/s/ Michael G. Koppel
Michael G. Koppel
Executive Vice President and Chief Financial Officer

cc:	D. Wayne Gittinger, Lane Powell PC
John Salata, Deloitte & Touche LLP
Robert Sari, Nordstrom, Inc., Executive Vice President, General Counsel &
Corporate Secretary